Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2026

SP MARIGOLD ACQUISITIONS L.P.
By: Strategic Partners Fund Solutions Associates X L.P., its general partner
By: SPFSA X L.L.C., its general partner

By: /s/ Manuel Melo
Name: Manuel Melo
Title: Senior Vice President

STRATEGIC PARTNERS FUND SOLUTIONS ASSOCIATES X L.P.
By: SPFSA X L.L.C., its general partner

By: /s/ Manuel Melo
Name: Manuel Melo
Title: Senior Vice President

SPFSA X L.L.C.

By: /s/ Manuel Melo
Name: Manuel Melo
Title: Senior Vice President

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS I/II GP L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE INC.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE GROUP MANAGEMENT L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman